April 20, 2026

Ashley George
Chief Financial Officer
Fortune Brands Innovations, Inc.
1 Horizon Way, Building N
Deerfield , Illinois 60015-3888

       Re: Fortune Brands Innovations, Inc.
           Form 10-K for the year ended December 27, 2025
           Form 8-K furnished February 12, 2026
           File No. 001-35166
Dear Ashley George:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing